Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

(Form Type)

SportsMap Tech Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (1)	Fee Rate	Amount of Registration Fee (2)
Fees to Be Paid	124,000,000.00	0.00011020	$13,664.80
Fees Previously Paid	-
Total Transaction Value	$124,000,000.00
Total Fees Due for Filing			$13,664.80
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$13,664.80

(1)	Aggregate number of securities to which the transaction applies: As of February 14, 2023, the maximum number of securities of SportsMap Tech Acquisition Corp. (the “Company”) to which this transaction applies is estimated to be 12,400,000, which consists of (a) shares of the Company’s common stock, par value $0.0001 per share, valued at $10.00 per share and entitled to be received in exchange ICI common stock; (b) shares of the Company’s common stock valued at $10.00 per share and reserved for issuance as Earnout Shares; and (c) shares of common stock valued at $10.00 per share and underlying outstanding stock options.

(2)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of February 14, 2023, the underlying value of the transaction was calculated based on the sum (a) shares of the Company’s common stock, par value $0.0001 per share, valued at $10.00 per share and entitled to be received in exchange ICI common stock; (b) shares of the Company’s common stock valued at $10.00 per share and reserved for issuance as Earnout Shares; and (c) shares of common stock valued at $10.00 per share and underlying outstanding stock options. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.00011020.